Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 20, 2020 – For Immediate Release

Great Panther Provides Updates on Developments Related to COVID-19

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that it has been closely monitoring the latest developments of the novel coronavirus (COVID-19) through the World Health Organization, the Public Health Agency of Canada and local and national health authorities in the countries in which it operates. Great Panther continues to hold the health and safety of its people and host communities as a top priority.

All operations and offices have implemented travel restrictions, supervision, monitoring and response plans to reduce the risk of COVID-19 exposure and outbreak. International travel has been suspended until further notice and health screening of any local contractors, visitors and employees has been implemented when appropriate. Additionally, operations continually assess the latest developments locally and have limited external visitors to only those who are business critical following detailed protocols. The Company is also maintaining regular communications with its suppliers, customers and business partners to monitor any potential risks to its ongoing operations and to ensure timely and reasonable precautionary action.

To date, these measures have not impacted the Company’s operating mines in Mexico and Brazil and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and mining operations. The Coricancha Mine in Peru has been on care and maintenance with some limited mining and processing campaigns to evaluate a restart of operations. In accordance with government-mandated restrictions in response to COVID-19, the Coricancha Mine personnel will conduct exclusively care and maintenance activities to sustain the appropriate safety and environmental systems during the 15-day National State of Emergency announced on March 16, 2020. The Coricancha Mine is not material to the Company’s operations.

The Company will continue to assess the effectiveness of business continuity measures implemented to minimize and mitigate any potential impact of the pandemic or restrictions imposed by local governments that may occur on its operations, supply chain, commercial and financial activities.

Great Panther reaffirms its commitment to the safety of its people and the communities in which it operates and will provide updates of future developments as appropriate.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther owns an operating gold mine in Brazil and two operating primary silver mines in Mexico. It also owns two mines on care and maintenance, one in Mexico and one in Peru.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact to the Company’s operating mines in Mexico and Brazil, potential cases of COVID-19 at the Company’s corporate offices and mining operations, and the duration of government mandated restrictions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com